UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2003

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F              Form 40-F    X

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	Material Change Report. Angiotech Pharmaceuticals, Inc. announces that it intends to change its fiscal year end from September 30 to December 31, effective as of December 31, 2003.

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: September 9, 2003	By: /s/ David M. Hall
Name: David M. Hall
Title: Chief Financial Officer

Exhibit 1

Form 53-901F
Form 25 (Securities Act, 1988 (Saskatchewan))
Form 26 (Securities Act (Newfoundland))

Material Change Report
Under:
Section 85(1) of the Securities Act (British Columbia)
Section 118(1) of the Securities Act (Alberta)
Section 84(1)(b) of the Securities Act, 1988 (Saskatchewan)
Section 75(2) of the Securities Act (Ontario)
Section 81(2) of the Securities Act (Nova Scotia)
Section 76(2) of the Securities Act (Newfoundland)

Item 1

Reporting Issuer

Angiotech Pharmaceuticals, Inc.

1618 Station Street, Vancouver, BC, Canada V6A 1B6

Item 2

Date of Material Change

Tuesday, September 9, 2003

Item 3

Press Release

A press release providing notice of the material change was issued on September 9, 2003.

Item 4

Summary of Material Change

Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI; TSX ANP) announces that it intends to change its fiscal year end from September 30 to December 31, effective December 31, 2003.

Item 5

Full Description of Material Change

See attached press release.

Item 6

Reliance on section 85(2) of the Act

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Senior Officer

Contact:       David M. Hall, Chief Financial Officer

Telephone:  (604) 221-7676

Item 9

Statement of Senior Officer/Director

The foregoing accurately discloses the material change referred to herein.

Dated at the City of Vancouver, in the Province of British Columbia, this 9th day of September, 2003.

Angiotech Pharmaceuticals, Inc.

By:

/s/ David M. Hall

DAVID M. HALL, CHIEF FINANCIAL OFFICER

IT IS AN OFFENCE FOR A PERSON TO MAKE A STATEMENT IN A DOCUMENT REQUIRED TO BE FILED OR FURNISHED UNDER THE ACT OR THIS REGULATION THAT, AT THE TIME AND IN THE LIGHT OF THE CIRCUMSTANCES UNDER WHICH IT IS MADE, IS A MISREPRESENTATION.

FOR IMMEDIATE RELEASE
NEWS RELEASE
SEPTEMBER 9, 2003

ANGIOTECH TO CHANGE FISCAL YEAR END FINANCIALS TO CALENDAR YEAR

Vancouver, BC – Angiotech Pharmaceuticals, Inc. (NASDAQ:ANPI; TSX:ANP) today announced that it intends to change its fiscal year end from September 30 to December 31, effective as of December 31, 2003.  This step is being taken to synchronize the fiscal reporting period with the majority of our industry peers.

The last day of Angiotech’s most recent financial year was September 30, 2002 and the last day of Angiotech’s transition financial year will be December 31, 2003. During the transition year, interim financial statements were reported for the period ending December 31, 2002, March 31, 2003, and June 30, 2003.  An interim financial statement for the period ending September 30, 2003 will be reported followed by Angiotech’s financial statements for the transition year for the 15 month period ending December 31, 2003. In the new financial year, Angiotech’s interim financial statements will be filed for the periods ending March 31, 2004, June 30, 2004 and September 30, 2004 with annual financial statements for the new financial year to be filed for the year ending December 31, 2004.

Angiotech Pharmaceuticals, Inc. (www.angiotech.com) is dedicated to enhancing the performance of medical devices and biomaterials through the innovative use of pharmacotherapeutics.

To find out more about Angiotech Pharmaceuticals, Inc (NASDAQ: ANPI,TSX: ANP), visit our website at www.angiotech.com.

Statements contained herein that are not based on historical or current fact, including without limitation statements containing the words “anticipates,” “believes,” “may,” “continue,” “estimate,” “expects,” “may” and “will” and words of similar import, constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the following: general economic and business conditions, both nationally and in the regions in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the United States Securities and Exchange Commission or the Canadian securities regulators. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements. The Company does not assume the obligation to update any forward-looking statements.

###

Angiotech Pharmaceuticals Contacts:

Ian Harper (investors and media) ext. 6933

Rui Avelar (analysts) ext. 6996

Phone: (604) 221-7676